                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO
                                 (Rule 14d-100)
                             Tender Offer Statement
    Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

                                (AMENDMENT NO. 4)

                           ROLLINS TRUCK LEASING CORP.
                       (Name of Subject Company (Issuer))

                           SUN ACQUISITION CORPORATION
                        PENSKE TRUCK LEASING CORPORATION
                         PENSKE TRUCK LEASING CO., L.P.
                        (Name of Filing Person (Offeror))

                           Common Stock, $1 Par Value
                          Common Stock Purchase Rights
                         (Title of Class of Securities)

                                    775741101
                      (CUSIP Number of Class of Securities)

                                 James A. Rosen
                         Penske Truck Leasing Co., L.P.
                       Vice President and General Counsel
                              Route 10, Green Hills
                                  P.O. Box 563
                             Reading, PA 19603-0563
                                 (610) 775-6000

                                 With a copy to:

                               F. Douglas Raymond
                           Drinker Biddle & Reath LLP
                                One Logan Square
                             18th and Cherry Streets
                           Philadelphia, PA 19103-6996
                                 (215) 988-2700
    (Name, Address, and Telephone of Person Authorized to Receive Notices and
                   Communications on Behalf of Filing Person)

                            Calculation of Filing Fee

         Transaction valuation                           Amount of filing fee*
         $796,686,696                                    $159,338


* This amount has previously been paid.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         [X]      third-party tender offer subject to Rule 14d-1.
         [ ]      issuer tender offer subject to Rule 13e-4.
         [ ]      going-private transaction subject to Rule 13e-3.
         [ ]      amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

         This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") dated January 24, 2001, as previously amended, relating to the offer by Sun Acquisition Corporation, a Delaware corporation ("Merger Sub") and an indirect wholly owned subsidiary of Penske Truck Leasing Co., L.P., a Delaware limited partnership ("Parent"), to purchase all of the outstanding shares of common stock, par value $1.00 per share (the "Common Stock"), together with the associated rights (the "Rights" and collectively with the Common Stock, the "Shares") of Rollins Truck Leasing Corp., a Delaware corporation (the "Company"), at a price of $13.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 24, 2001 (the "Offer to Purchase"), a copy of which is attached as Exhibit (a)(1) to the Schedule TO, and in the related Letter of Transmittal, a copy of which is attached as Exhibit (a)(2) to the Schedule TO (which, as they may be amended and supplemented from time to time, together constitute the "Offer"). The information in the Offer to Purchase is incorporated by reference herein. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

         ITEMS 1 through 6, 8 and 11

         Items 1 through 6, 8 and 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase and all exhibits thereto, are hereby amended and supplemented by adding thereto the following:

         In a press release dated February 22, 2001, Parent announced that the Offer expired at 12:00 midnight on February 21, 2001, and that shareholders of the Company validly tendered approximately 54,982,000 shares (or approximately 94.8% of the outstanding shares) which Merger Sub has accepted for payment. In addition, Parent announced that Merger

 Sub received Notices of Guaranteed Delivery with respect to approximately 915,000 shares (or approximately 1.6% of the outstanding shares) which, under the Offer, must be validly tendered within three trading days after delivery of the notice in order to be accepted for payment. Parent intends to promptly complete the transaction by acquiring the remaining outstanding shares of common stock of the Company through a merger. In the merger, shares of common stock not purchased in the Offer will be converted into the right to receive $13 per share in cash, subject to appraisal rights. A copy of the press release containing such announcement is filed as an exhibit to the Schedule TO.

         ITEM 12.  EXHIBITS

         Item 12 is hereby amended and supplemented by adding the following exhibit, which is incorporated herein by reference.

         (a)(11)   Press Release dated February 22, 2001.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 22, 2001       SUN ACQUISITION CORPORATION

                               By:   /s/ Wayne S. Angelbeck
                                     -----------------------------------------
                               Name:    Wayne S. Angelbeck
                               Title:   Vice President - Business Development
                                        and Treasurer


                               PENSKE TRUCK LEASING CORPORATION

                               By:  /s/ Wayne S. Angelbeck
                                    ------------------------------------------
                               Name:    Wayne S. Angelbeck
                               Title:   Vice President - Business Development
                                        and Treasurer

                               PENSKE TRUCK LEASING CO., L.P.

                               By:  Penske Truck Leasing Corporation

                               By:  /s/ Wayne S. Angelbeck
                                    ------------------------------------------
                               Name:    Wayne S. Angelbeck
                               Title:   Vice President - Business Development
                                        and Treasurer

                                INDEX TO EXHIBITS


(a)(11)           Press release dated February 22, 2001.


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